UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

OMB APPROVAL OMB Number: 3235-0359 Expires: March 31, 2018 Estimated average burden hours per response 1.5

1. Investment Company Act File Number: 811-21720				Date examination completed: October 31, 2016
2. State identification Number:
AL	AK 60059070	AZ 58620/ 58621	AR 60019965	CA	CO IC2006-29-973
CT 1045408	DE 67765	DC	FL	GA SC48897	HI
ID 61890	IL 60017858	IN	IA I-66758/ I-77353	KS 2010S0001161	KY 60021353
LA 131269	ME MFN10024361	MD SM20071925	MA	MI 955194/ 961661	MN R-47863.8/ 47863.5
MS 60057495	MO 2007-01522	MT 60785/ 71537	NE 69333/ 69334	NV	NH
NJ MF-5494	NM 36713	NY S31-97-56	NC 26267	ND	OH 71823
OK IC 2207840	OR 2007-1244	PA 2005-07-040MF	RI	SC MF18651	SD 53848
TN RM13-1623	TX C84210/ 95338	UT ###-##-####	VT	VA 146434	WA 60045886/ 60045268
WV MF 59739/ I-79290	WI 00612779/ 00677549	WY 24269	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Pacific Financial Explorer Fund, a series of the Northern Lights Fund Trust
4. Address of principal executive office (number, street, city, state, zip code): 80 Arkay Drive, Hauppauge, NY 11788

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Northern Lights Fund Trust

We have examined Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, Pacific Financial Faith & Values Based Moderate Fund, Pacific Financial Dynamic Allocation Fund, and Pacific Financial Flexible Growth & Income Fund (the “Funds”), each a series of Northern Lights Fund Trust, for their compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of October 31, 2016. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2016, and with respect to agreement of security purchases and sales, for the period from June 28, 2016 (the date of our last examination), through October 31, 2016:

  Confirmation of all securities held by institutions in book entry form at Bank of New York Mellon (“Custodian”) and National Financial Services, LLC (“NFS”) and Gemini Fund Services, LLC (“GFS”).

  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

  Reconciliation of all such securities to the books and records of the Funds, the Custodian, NFS and GFS.

  Agreement of five security purchases and five security sales or maturities for the Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

Our examination disclosed the following material noncompliance with Rule 17f-1 of the Act applicable to the Pacific Financial Flexible Growth & Income Fund and Pacific Financial Dynamic Allocation Fund during the period June 28, 2016 to October 31, 2016. The Pacific Financial Flexible Growth & Income Fund and Pacific Financial Dynamic Allocation Fund did not comply with the requirements of Rule 17f-1 subsection (b)(1) of the Act with respect to proper segregation of securities for each registered management company due to improper segregation between the two Funds.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Pacific Financial Core Equity Fund, Pacific Financial Explorer Fund, Pacific Financial International Fund, Pacific Financial Strategic Conservative Fund, Pacific Financial Tactical Fund, Pacific Financial Faith & Values Based Moderate Fund, Pacific Financial Dynamic Allocation Fund, and Pacific Financial Flexible Growth & Income Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2016, with respect to securities reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of management of the Funds and the Board of Trustees of Northern Lights Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

February 27, 2017